UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 8, 2011

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Audit Committee and Interim CEO

On August 3, 2011, Mr. John Clough was appointed Interim Chief Executive Officer of CDC Corporation (the “Company”).

In connection with Mr. Clough’s appointment as Interim CEO, the board of directors of the Company (the “Board”) has, effective August 3, 2011, made the following changes to the Audit Committee of the Board (the “Audit Committee”): (i) Mr. John Clough has resigned from the Audit Committee; and (ii) Dr. Raymond Ch’ien, the Company’s Chairman of the Board was appointed to serve on the Audit Committee, replacing Mr. Clough.

Counsel to Special Committee

As disclosed in the Company’s Form 6-K dated July 15, 2011, in response to a motion filed by Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd., on July 13, 2011, the Company received a written order of the Court relating to the June 28, 2011 hearing on the Company’s motion to reargue prior sanctions (the “July 13th Order”). At a meeting held on July 15, 2011, the Board formed a special committee comprised in majority of the independent members of the boards of directors of the Company and CDC Corporation, to investigate the matters related to the July 13th Order (the “Special Committee”). The Special Committee has engaged the law firm of Paul Hastings LLP to serve as independent legal counsel to the Special Committee in connection with the July 13th Order and related matters.

Officers

Mr. Robert Harris has replaced Mr. Stephen Dexter as Chief Accounting Officer of the Company. Mr. Dexter continues to serve as Chief Financial Officer of CDC Software Corporation.

Mr. Alan MacLamroc has resigned from his position as Chief Product and Technology Officer of CDC Software Corporation, effective July 19, 2011.

Sunshine Mills, Inc. v. Ross Systems, Inc.

In connection with its ongoing litigation with Sunshine Mills, Inc. (the “Sunshine Matter”), on April 27, 2011, Ross Systems, Inc. (“Ross”), a subsidiary of CDC Software Corporation, filed a motion under Rule 2 of the Alabama Rules of Appellate Procedure with the Alabama Supreme Court (the “Supreme Court”) seeking relief from the requirement under Alabama law that, in order to stay execution on the $61.4 million judgment against it, Ross post a supersedeas bond in the amount of 125 percent of the judgment amount and requesting that the Supreme Court reduce the amount of the bond to an amount significantly less than the statutory bond requirement of approximately $76.0 million.

On June 22, 2011, the Supreme Court remanded the case to the Franklin County Circuit Court (the “Circuit Court”) to determine the maximum amount of the appellate bond to be required of Ross based upon its net worth and available insurance coverage. The Circuit Court conducted an evidentiary hearing pursuant to the Supreme Court’s direction on August 1, 2011. On August 2, 2011, the Circuit Court entered an order (the “August 2 Order”) setting Ross’s appellate bond in the amount of $31.0 million.

Although the appellate bond amount specified by the Circuit Court represents a reduction of nearly $46.0 million from the amount generally required under Alabama law, Ross believes that the Order is not supported by the evidence and sets forth an incorrect formulation of the legal standards applicable to determining the maximum bond that Ross can obtain. Ross intends to pursue all appropriate procedural steps in order to seek review of the August 2 Order by the Supreme Court.

There can be no assurance that Ross will be successful in reducing the amount of the appellate bond required under the August 2 Order.

This Form 6-K contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to Ross’s beliefs regarding the Sunshine Matter, the appropriate amount of the supersedeas bond necessary to stay execution of the Sunshine Mills’ judgment against Ross, and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, many of which are outside of our control, including the risk that Ross will not prevail in its future efforts with respect to the Sunshine Matter, including Ross’s efforts to reverse or reduce the jury’s award; the risk of any potential impact the verdict in this case may have on other disputes we and our affiliates now or may in the future have; the potential impact of the Sunshine Matter on Ross’s business and customers, or ours; and the risk of being unable to obtain a bond in a sufficient amount upon terms acceptable to Ross. Further information on risks or other factors that could cause results to differ is detailed in CDC Corporation’s filings or submissions with the United States Securities and Exchange Commission. All forward-looking statements included herein are based upon information available as of the date hereof, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date hereof. We do not assume any obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2011

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name: Donald L. Novajosky
Title: Vice President and Associate General Counsel